

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Isaac H. Sutton
President & Chief Financial Officer
SavWatt USA, Inc.
6801 Eastern Avenue, Suite 203
Baltimore, MD 21224

> **Re:** **SavWatt USA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010**
> **File No. 000-52402**

Dear Mr. Sutton:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 24

(a) Evaluation of Disclosure Controls and Procedures, page 24

1. We note your disclosure that prior management did not evaluate the effectiveness of disclosure controls and procedures as of December 31, 2009. However, since the company has securities registered pursuant to Section 12(g) of the Exchange Act, it is responsible for maintaining, and management is responsible for evaluating the effectiveness of, disclosure controls and procedures as provided in Rule 13a-15(e) of the Exchange Act. In this regard, please amend your Form 10-K/A to provide a conclusion as to the effectiveness of disclosure controls and procedures as of December 31, 2009 as

required by Item 307 of Regulation S-K. Given your assertion on page 4 regarding prior management's failure to timely file required Exchange Act reports, it appears that disclosure controls and procedures may not have been effective as of December 31, 2009. We remind you that any amendments must contain the complete text of the "Item" being amended and include currently dated certifications that refer to the amended filing.

(b) Changes in Internal Control, page 24

2.   Please amend your Form 10-K/A to specifically provide the information required by Item 308(T)(b) of Regulation S-K.

General

3.   Please amend your Form 10-K/A to provide management's report on the effectiveness of internal control over financial reporting as required by Item 308(T)(a) of Regulation S-K. Given your assertion on page 4 regarding prior management's failure to file required Exchange Act reports, it appears that internal control over financial reporting may not have been effective as of December 31, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Consolidated Balance Sheet

4.   We note that as of your most recent balance sheet date, you obtained loans from related parties and provided loans to related parties. Please tell us, and clarify in future filings, the business purpose of these arrangements, including if it enabled you to meet minimum asset requirements. Also, please tell us, and clarify in future filings, how you evaluate the collectability of amounts due from related parties.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

5.   You state that your "President and Chief Financial Officer concluded as of December 31, 2009, and again as [of] each interim date, that our disclosure controls and procedures have been improved and were effective at the reasonable assurance level in our internal controls over financial reporting discussed immediately below." Please be aware that management's evaluation and conclusion regarding the effectiveness of disclosure controls and procedures should only be as of the end of the period covered by each report. Additionally, your conclusions as to the effectiveness of disclosure controls and

procedures should only address disclosure controls and procedures and should not refer to internal control over financial reporting which are required to be separately evaluated. In this regard, please amend your Forms 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 to state that your disclosure controls and procedures were effective or were not effective, as of the respective quarter end dates, without referring to internal controls over financial reporting. We remind you that both your first and second quarter filings were not timely filed. We also remind you that your amendments must contain the complete text of the "Item" being amended and include current dated certifications that refer to the amended filings. In addition, please revise all future filings to simply state, that as of a particular period-end, disclosure controls and procedures are effective or not effective, as applicable.

Management's Report on Internal Control over Financial Reporting

6.   We remind you that management's report on the effectiveness of internal control over financial reporting, as provided in Item 308(T)(a) of Regulation S-K, is required to be provided in annual filings but is not required to be provided in quarterly filings. However, please be advised that if you do provide such a report in quarterly filings, it should clearly indicate if internal control over financial reporting were effective or were not effective as of the reporting date. In this regard, please amend each of your Forms 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 to either remove management's report on internal control over financial reporting and the section titled "identified weaknesses and significant deficiencies" or revise the reports to state if internal control over financial reporting were effective or were not effective as of each reporting date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief